DC

68505

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

02010987

NO ACT
P.E 12-27-01
1-07221

January 16, 2002

Carol H. Forsyte
Vice President
Corporate and Securities
Law Department
Corporate Offices
Motorola, Inc.
1303 E. Algonquin Road
Schaumburg, Illinois 60196-1079

NO ACT
P.E 12-27-01

Act 1934
Section 14A-8
Rule
Public Availability 1-16-2002

Re: Motorola, Inc.
Incoming letter dated December 27, 2001

Dear Ms. Forsyte:

This is in response to your letter dated December 27, 2001 concerning the shareholder proposal submitted to Motorola by the Sheet Metal Workers' National Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Mr. Matthew Hernandez
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
Edward F. Carlough Plaza
601 North Fairfax St. Suite 500
Alexandria, VA 22314-2075

MOTOROLA

December 27, 2001

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 14a-8 under Securities Exchange Act of 1934; Proposed Omission of Shareholder Proposal Relating to Scope of Auditor Services

Ladies and Gentlemen:

This is to advise you that pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, it is the intention of Motorola, Inc. (the "Company" or "Motorola") to exclude from its proxy statement and form of proxy for the Company's 2002 Annual Meeting of Stockholders ("Proxy Materials"), the attached stockholder proposal and accompanying Statement of Support (together, the "Proposal") submitted on behalf of the Sheet Metal Workers' National Pension Fund ("Sheet Metal Workers"). The Sheet Metal Workers request that the Proposal be included in the Company's proxy statement for the next annual meeting of stockholders. The Company's next regularly scheduled annual meeting is scheduled for May 6, 2002 ("the Annual Meeting"). We respectfully request that the staff of the Division of Corporation Finance (the "Staff") concur that no enforcement action will be recommended if the Company omits the Proposal from its Proxy Materials for the reasons described herein.

The Proposal reads as follows:

> "Resolved, that the shareholders of Motorola, Inc. ("Company") request that the Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to our Company."

The Company believes that the Proposal may be excluded under Rule 14a-8(i)(7) on the ground that it deals with a matter relating to the ordinary business operations of the Company.

The Proposal is intended to preserve auditor independence by barring an auditor from performing non-audit services. This issue has been exhaustively examined in recent years by the Commission. The Commission's examination of this issue culminated in its release entitled "Revision of the Commission's Auditor Independence Requirements" (Exchange Act Release No. 43602, November 21, 2000; the "Auditor Independence

Law Department, Corporate Offices
1303 E. Algonquin Road, Schaumburg, IL 60196 (847) 576-7646 Facsimile (847) 576-3628

Release"). The Auditor Independence Release, among other things: (i) specifies principles the Commission will consider in making auditor independence determinations under Rule 2-01 of Regulation S-X, (ii) identifies certain relationships that render an accountant not independent of an audit client under Rule 2-01, and (iii) requires proxy statement disclosure of the audit and non-audit fees paid to a company's auditors and whether the company's audit committee has considered whether the provision of non-audit services is compatible with maintaining the auditor's independence.

The Commission also addressed auditor independence in its earlier release entitled "Audit Committee Disclosure" (Exchange Act Release No. 42266, December 22, 1999; the "Audit Committee Release"). The Audit Committee Release adopted rule changes including: (i) a requirement that proxy statements include an audit committee report stating whether the audit committee has received the disclosures regarding the auditors' independence required by Independence Standards Board Standard No. 1, and discussed with the auditors the auditors' independence, and (ii) a requirement that companies disclose in their proxy statements whether their audit committee members are "independent," as defined in applicable listing standards.

Both the Auditor Independence Release and the Audit Committee Release aim to enhance the reliability and creditability of financial statements. These releases provide detailed guidance regarding permissible relationships between a company and its auditors and specifically bar certain non-audit services. After extensive review and comment, the Commission specifically elected not to prohibit auditors from providing non-audit services to audit clients.

For example, in the Auditor Independence Release, the Commission stated:

> "After careful consideration of the arguments on all sides ..., we have determined not to adopt a total ban on non-audit services, despite the recommendations of some, and instead to identify certain non-audit services that, if provided to an audit client, render the auditor not independent of the audit client."

The Commission went on to say:

> "The greatest assurance of auditor independence would come from prohibiting auditors from providing any non-audit services to audit clients. We solicited comment on this approach, and some commenters strongly urged that we adopt such an exclusionary ban. That way, the auditor would never be placed in a conflict-of-interest position, nor would the auditor have any economic incentive, beyond continuation of the audit relationship, that might give rise to a biased attitude. We believe, however, that the better course is for us to eschew a single bright line and instead to draw a series of lines, based on our assessment of particular factual

> circumstances, understanding that identifying dangerous circumstances in this area is more a matter of informed judgment than measurement. We believe that the two-pronged approach we are taking in the final rules requiring disclosure of the fees billed by the auditor for the audit, financial information systems design and implementation services, and other non-audit services, and identifying particular services that are compatible with independence - best protects the audit process. Our approach also permits us to restrict non-audit services only to the extent necessary to protect the integrity and independence of the audit function. Accountants will continue to be able to provide a wide variety of non-audit services to their clients. They also will be able to provide any non-audit service to non-audit clients."

In determining not to bar the provision of non-audit services by auditors, the Commission highlighted the role of the audit committee. We believe, consistent with the Commission's analysis, that our Audit and Legal Committee (the "Audit Committee") is ideally situated to make determinations regarding auditor independence. More importantly, with regard to the Proposal, we believe that the Audit Committee is in the best position to determine whether our auditors should provide non-audit services. Accordingly, it is in the best interest of all of the shareholders of the Company, and consistent with basic principles of corporate governance, that the Audit Committee make such determination. Therefore, we believe such a determination falls within the ordinary business operations of the Company.

In the Auditor Independence Release, the Commission identified certain non-audit services which impair auditors' independence. With respect to the identified non-audit services, some services were absolutely prohibited, while other services were permitted, provided certain procedures were put in place. The Proposal has no such framework. It would absolutely prohibit the Company's auditors from performing all non-audit services, even those which were not identified by the Commission as impairing the auditors' independence. Although the stated purpose of the Proposal is to ensure the auditors' independence, the Proposal is no more than an attempt to micromanage ordinary course management decisions on the selection of outside consultants for various professional services. In such selections, management must consider numerous factors, including the consultant's expertise, service capabilities and fees. With respect to certain assignments, the audit firm's familiarity with the Company, its systems and personnel may be integral to the timely completion and delivery of the service and may reduce the overall fees for the service. Management should be free to weigh all relevant factors and utilize the Company's auditors for non-audit services within the parameters established by the Auditor Independence Release.

Moreover, in noting matters to be considered by audit committees "in making business judgments about non-audit services," the Commission included certain factors that are distinctly positive. The Company's Audit Committee, its Board of Directors and its management have frequently considered the these factors and others in contracting for non-audit services. It is a task for which they are better informed, more experienced and better suited than the Company's shareholders. Accordingly, such decisions should be a management function and within the ordinary business operations of the Company. As the Commission stated in the Auditor Independence Release:

> "Audit committees bring business judgment to bear on the financial matters within their purview ... [W]e believe that the final rule facilitates the work of audit committees by establishing clear legal standards that audit committees can use as benchmarks against which to exercise business judgment."

Consistent with the foregoing analysis, the Staff of the Commission has, on numerous occasions, allowed the exclusion from proxy statements of shareholder proposals relating to the selection of auditors on the ground that they relate to a company's ordinary business operations. See, for example: SONICblue Incorporated, March 23, 2001 (proposal mandating that stockholders annually select the company's independent auditors may be excluded); Excalibur Technologies Corporation, May 4, 1998 (proposal that appointment of company's independent auditors be subject to approval by shareholders and that a representative of the audit firm be present at annual meetings to answer questions may be excluded); LTV Corporation, November 22, 1995 (proposal that auditors be required to provide a surety against negligence, malpractice or fraud may be excluded); Pacific Gas and Electric Company, January 18, 1991 (proposal that company have a different accounting firm every four years may be excluded); Monsanto Company, January 17, 1989 (proposal that auditor be selected by competitive bidding and establishing selection criteria may be omitted); and The Arundel Corporation, January 2, 1987 (portion of proposal requiring that stockholders adopt a resolution requesting disclosure of auditors' fees may be excluded); and Pacific Gas and Electric Company, December 30, 1985 (proposal requiring that auditors be selected by competitive bidding and instituting guidelines may be omitted). In its letters to Monsanto Company, Pacific Gas and Electric Company (December 30, 1985) and LTV Corporation, referred to above, the Staff concluded that "the determination of criteria for the selection of independent auditors" appears to deal with "a matter relating to the conduct of the Company's ordinary business operations." The Proposal establishes criteria for the selection of auditors by having the effect, among others, of barring the Company from selecting as auditors those companies with which it has contracted or expects to contract for non-audit services.

We respectfully request concurrence by the Staff in the Company's determination that it may exclude the Proposal from the Company's proxy statement and its form of proxy.

Six copies of the Proposal and a letter dated November 27, 2001 transmitting the same on behalf of Sheet Metal Workers are enclosed.

By copy of this letter, we are notifying Sheet Metal Workers that the Company does not intend to include the Proposal in its proxy materials. We are also notifying Sheet Metal Workers that the references to Staff Legal Bulletin #14 contained in the Statement of Support included in the Proposal should be references to the Auditor Independence Release.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Should you disagree with the conclusions set forth in this letter, we respectfully request the opportunity to confer with you prior to the determination of the Staff's final position. Please do not hesitate to call me at (847) 576-7646 if I can be of any further assistance in this matter.

It is currently expected that the Company's proxy statement will be printed on or about March 18, 2002 and mailed to shareholders on or about March 22, 2002.

Please acknowledge receipt of this filing by stamping a copy of the enclosed letter and returning it to me in the enclosed self-addressed envelope.

Very truly yours,

Carol Forsyte

Carol Forsyte
Vice President, Corporate and Securities
Motorola, Inc.

cc: Mr. Matthew Hernandez
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
Edward F. Carlough Plaza
601 North Fairfax St., Suite 500
Alexandria, VA 22314-2075

Mr. Craig Rosenberg
Taft-Hartley Shareholder Services, Inc. (Proxy Monitor)
Two Northfield Plaza, Suite 211
Northfield, IL 60093

Received via Fax on 11/28/01

Exhibit A

SHEET METAL WORKERS' NATIONAL PENSION FUND

November 27, 2001

Via facsimile to (847) 576-2818 and by Airborne Express 8562085173

A. Peter Lawson
Corporate Secretary
Motorola, Inc.
1303 East Algonquin Road
Schaumburg, IL 60196

RE: Shareholder Proposal

Dear Mr. Lawson:

On behalf of the Sheet Metal Workers' National Pension Fund, I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Motorola, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal requests that the Board of Directors take the necessary steps to adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to our Company. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Fund is the beneficial owner of approximately 162,000 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Fund is a long-term holder of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company's shareholders and other important constituents.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact me at (703) 739-7000. Copies of correspondence should be forwarded to Mr. Craig Rosenberg, Taft-Hartley Shareholder Services, Inc. (Proxy Monitor), Two Northfield Plaza, Suite 211, Northfield, IL 60093.

Sincerely,

Matthew B. Hernandez Jr.

Matthew Hernandez
Corporate Governance Advisor

Cc: Craig Rosenberg

Edward F. Carlough Plaza
601 North Fairfax Street Suite 500 Alexandria, VA 22314-2075
(703) 739-7000 Fax (703) 683-0932

NPF-37

Resolved, that the shareholders of Motorola, Inc. ("Company") request that the Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to our Company.

Statement of Support: The role of independent auditors in ensuring the integrity of the financial statements of public corporations is fundamentally important to the efficient and effective operation of the financial markets. The U.S. Securities and Exchange Commission recently stated:

> Independent auditors have an important public trust. Investors must be able to rely on issuers' financial statements. It is the auditor's opinion that furnishes investors with critical assurance that the financial statements have been subjected to a rigorous examination by an objective, impartial, and skilled professional, and that investors, therefore, can rely on them. If investors do not believe that an auditor is independent of a company, they will derive little confidence from the auditor's opinion and will be far less likely to invest in that public company's securities. (Division of Corporate Finance, Staff Legal Bulletin #14, 7/13/01) ("Bulletin #14")

It is critically important to the integrity of the auditing process and the confidence of investors that those firms performing audits for public corporations avoid business relationships that might compromise their independence or raise the perception of compromised judgment. At the heart of the challenge to auditor independence is the growing level of business and financial relationships developing between audit firms and their clients. Bulletin #14 identifies these growing business relationships that threaten auditor independence:

> Accounting firms have woven an increasingly complex web of business and financial relationships with their audit clients. The nature of the non-audit services that accounting firms provide to their audit clients has changed, and the revenues from these services have dramatically increased.

The growth of non-audit revenues represents a trend that has been accelerating dramatically in the last several years, with non-audit fees for consulting or advisory services exceeding audit fees at many companies. Our Company is in the category of companies that pays its audit firm more for non-audit advisory services than it does for audit services. The Company's most recent proxy statement indicated that for fiscal year 2000 KPMG LLP billed $3.9 million for audit services rendered, while it billed $62.3 million for non-audit services rendered.

We believe that this financial "web of business and financial relationships" may at a minimum create the perception of a conflict of interest that could result in a lack of owner and investor confidence in the integrity of the Company's financial statements. As long-term shareowners, we believe that the best means of addressing this issue is to prohibit any audit firm retained by our Company to perform audit services from receiving payment for any non-audit services performed by the firm. We urge your support for this resolution designed to protect the integrity of the Company's auditing and financial reporting processes.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 16, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Motorola, Inc.
Incoming letter dated December 27, 2001

The proposal requests that the board of directors adopt a policy stating "that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit-services to our Company."

We are unable to concur in your view that Motorola may exclude the proposal under rule 14a-8(i)(7). That provision permits the omission of a proposal that deals with a matter relating to the ordinary business operations of a registrant. In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy considerations, we do not believe that Motorola may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Keir Devon Gumbs
Special Counsel